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                                Exhibit 4.24.1

                     AMENDMENT NO.2 AND LIMITED WAVIER TO
                            NOTE PURCHASE AGREEMENT
                            DATED DECEMBER 6, 2001


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                                                                  Exhibit 4.24.1
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John Hancock Financial Services, Inc.                       [LOGO]  John Hancock
                                                             Financial Services

Bond and Corporate Finance Group

2520 Venture Oaks Way, Suite 120
Sacramento, California 95833
(916) 922-4211
Fax: (916) 922-4777
E-mail; dbertrand@hancock.com
Website:http://food.jhancock.com

Dwayne Bertrand
Regional Director

December 6, 2001

David A. Woodward
Vice President and Treasurer
Unified Western Grocers, Inc.
Commerce, CA 90040

     Re: $80,000,000 Senior Secured Notes Due 2008 and $40,000,000 Senior Secured Notes Due 2009 of Unified Western Grocers, Inc.-Temporary Waiver of Covenant Defaults and Modification of various Covenants outlined in the Note Purchase Agreement Date September 29, 1999

Dear David:

     John Hancock Life Insurance Company (formerly known as John Hancock Mutual Life Insurance Company) waives, through September 30, 2001, events of default related to the following financial covenants in the Note Purchase Agreement dated as of September 29, 1999, as amended ("Agreement"):

     a)  Section 8.6(c)-Consolidated Tangible Net Worth
     b)  Section 8.6(d)-Fixed Charge Coverage

In addition, Section 8.6(c)-Consolidated Tangible Net Worth is amended to read as follows:

     The Company will not permit Consolidated Tangible Net Worth at any time to be less than the sum of $60,000,000 through 9/28/02. Thereafter, the Company will not permit Consolidated Tangible Net Worth at any time to be less than the sum of (i) $80,000,000 plus (ii) an amount (but only if a positive number) equal to 50% of Consolidated Net Income for each Fiscal Year completed after 9/29/01 minus (iii) the aggregate amount paid by the Company since 9/29/01 in redeeming Class B Shares pursuant to Section 8.6(f)(iv).

Section 8.6(d) - Fixed Charge Coverage is amended to read as follows:

     The Company will not permit as of the end of any fiscal quarter the ratio of (i) Consolidated Income Available for Fixed Charges to (ii) Fixed Charges to be less than 1.60 to 1.00 as of 9/29/01 through 3/30/02, then 1.70 to 1.00 as of 6/29/02, then 1.80 to 1.00 as of 9/28/02 and thereafter for the period consisting of the consecutive four Fiscal Quarters then ended.

All other terms and conditions of the Agreement remain effective and binding.

Unified Western Grocers shall agree, by signing below, to the above changes and agrees to increase its interest rates assigned to the Notes by 25bp until such time that the Consolidated Tangible Net Worth (as defined in the Note Purchase Agreement dated September 29, 1999) is increased to $80,000,000 after excluding future Consolidated Net Income generated after 9/29/01.


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While the above interest rate increase, covenant wavier and/or modifications are binding, Unified Western Grocers, Inc. agrees to the incorporation of the above modifications and interest rate increase in an Amendment to the Agreement.

Please sign below acknowledging the above changes and your acceptance of an increase in the increase rates by 25bps.

                                   Sincerely

                                   John Hancock Life Insurance Company


                                   By: /s/ Dwayne Bertrand
                                      -----------------------------
                                        Dwayne Bertrand
                                        Regional Director

Acknowledged and accepted
On behalf of Unified Western Grocers, Inc.

By:/s/ David A. Woodward
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   David A. Woodward
   Vice President and Treasurer